UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 18, 2011
Commission File Number 001-34257

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On November 18, 2011, United Fire & Casualty Company issued a press release announcing that the Board of Directors declared a dividend of $0.15 per share to be paid on January 3, 2012 to Company stockholders of record on December 15, 2011.

In the same press release, it was announced that United Fire & Casualty Company's Board of Directors scheduled a special meeting of stockholders for 10 A.M. on Tuesday, January 24, 2012, at the Company's home office building in Cedar Rapids, Iowa. At the special meeting, stockholders will be asked to approve the formation of a new holding company structure for the United Fire Group (the "Reorganization"). Company stockholders of record as of November 28, 2011, will have the opportunity to vote at the special meeting.

A copy of the news release issued November 18, 2011 announcing the dividend declaration and the special meeting of stockholders is filed herewith as Exhibit 99.1.

Additional Information and Where to Find It

United Fire & Casualty Company and United Fire Group, Inc. have filed a registration statement with the Securities and Exchange Commission ("SEC") that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the proposed Reorganization. UF&C STOCKHOLDERS ARE URGED TO READ CAREFULLY THESE DOCUMENTS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION.

Investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization, from the SEC at the SEC's public website at http://www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other filings containing information about UF&C, United Fire Group and the proposed Reorganization may be obtained without charge by directing a request to United Fire & Casualty Company, 118 Second Ave. SE, Cedar Rapids, IA 52401, Attention: Investor Relations Department (Telephone: (319) 399-5700) or accessing them on UF&C's public website at www.unitedfiregroup.com.

UF&C, its directors, executive officers, certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of UF&C in favor of the proposed Reorganization. Additional information regarding the interests of potential participants in the proxy solicitation is included in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus and other relevant documents that United Fire & Casualty Company and United Fire Group, Inc. have filed and intend to file with the SEC in connection with the Special Meeting.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I

Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 7, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Item 8.01. Other Events

United Fire & Casualty Company issued a news release on November 18, 2011 announcing a dividend distribution to stockholders. Exhibit 99.1 is a copy of the November 18, 2011 press release. The press release is being filed pursuant to Item 8.01, and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   News Release issued by United Fire & Casualty Company dated November 18, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	United Fire & Casualty Company
	(Registrant)
Dated: November 21, 2011	/s/ Randy A. Ramlo
	Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	News Release issued by United Fire & Casualty Company dated November 18, 2011.

EXHIBIT 99.1



118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

Board schedules special meeting of stockholders and declares regular dividend on common stock

CEDAR RAPIDS, IOWA—November 18, 2011—The Board of Directors scheduled a special meeting of United Fire & Casualty Company (Nasdaq:UFCS) stockholders for 10 a.m. on Tuesday, January 24, 2012, at the home office building in Cedar Rapids, Iowa. At the special meeting, stockholders will be asked to approve the formation of a new holding company structure for the United Fire Group. United Fire & Casualty Company stockholders of record as of November 28, 2011, will have the opportunity to vote at the special meeting.

Regular dividend on common stock

The Board of Directors also declared a regular quarterly dividend on the common stock of 15 cents per share at its meeting today, Friday, November 18. This dividend will be payable on January 3, 2012, to stockholders of record as of December 15, 2011. Our company has paid dividends every quarter since March 1968.

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $453.4 million for the nine-month period ended September 30, 2011, and our market capitalization was $451.1 million at September 30, 2011.

We are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by more than 1,200 independent agencies. United Fire is rated A (Excellent) by A.M. Best Company, which also ranked United Fire one of the Top 75 North American Public Insurers (based on 2010 assets) and Top 200 U.S. Property/Casualty Writers (based on 2010 net premiums written) in the July 2011 issue of Best's Review. United Fire has also been named one of the most trustworthy publicly traded companies in America, a list compiled through a partnership of Forbes and Audit Integrity. Less than five percent of the entire U.S. stock market qualifies for the list.

Our subsidiary, United Life Insurance Company, is licensed in 29 states, represented by more than 900 independent life agencies.

For more information about United Fire, visit www.unitedfiregroup.com.

Contacts:
Randy A. Ramlo, President/CEO, or Dianne M. Lyons, Vice President/CFO, 319-399-5700

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 7, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.